UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 07, 2020

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Announcement of the Board resolution convening the first Extraordinary Shareholders’ Meeting of 2020

1.	Date of the board of directors resolution: 01/06/2020

2.	Date for convening the extraordinary shareholders' meeting: 02/26/2020

3.	Location for convening the extraordinary shareholders' meeting:

Taipei International Convention Center, Room 105

(No. 1, Sec. 5, Xinyi Rd., Xinyi Dist., Taipei City, Taiwan, R.O.C.)

4.	Cause or subjects for convening the meeting (1) Report Items:

Implementation status of the Company’s prior private placements proposals.

5.	Cause or subjects for convening the meeting (2) Matters for Ratification:

None.

6.	Cause or subjects for convening the meeting (3) Matters for Discussion:
(a)	To conduct capital increase by issuance of ordinary shares for sponsoring overseas depositary receipts or by issuance of the ordinary shares of the Company domestically
(b)	To conduct capital increase by issuance of ordinary shares or overseas depositary receipts by private placement

7.	Cause or subjects for convening the meeting (4) Elections: None.

8.	Cause or subjects for convening the meeting (5) Other Proposals: None.

9.	Cause or subjects for convening the meeting (6) Extemporary Motions: None.

10.	Book closure starting date: 01/28/2020

11.	Book closure ending date: 02/26/2020

12.	Any other matters that need to be specified:

The voting rights at this EGM may be exercised by means of electronic transmission, the exercise period starts from 8 February 2020 through 23 February 2020. Shareholders should access the designated platform of electronic voting for instructions. (link to: https://www.stockvote.com.tw).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: January 07, 2020